EXHIBIT (a)(5)(D)

News Release

Contact:

Investors	Media
Steve Shriner	Barry Koling
(404) 827-6714	(404) 230-5268

For Immediate Release

June 24, 2009

SunTrust Announces Completion of Consent Solicitation

ATLANTA — SunTrust Banks, Inc. (NYSE: STI) announced today the successful completion of its previously announced solicitation of consents to amend the Amended and Restated Declaration of Trust of SunTrust Preferred Capital I. SunTrust has received approval of the holders of record (as of May 29, 2009) of a majority in aggregate liquidation amount outstanding of the 5.853% Fixed-to-Floating Rate Normal PPS, liquidation amount $1,000 per security of SunTrust Preferred Capital I (the “Normal PPS”).

The amendment to the Amended and Restated Declaration of Trust will permit SunTrust to retire any Normal PPS tendered and accepted as part of SunTrust’s outstanding offer to purchase up to $750 million aggregate liquidation preference or amount of certain securities, including certain of the issued and outstanding Normal PPS (the “Tender Offer”). The amendment is necessary in order for SunTrust to realize the full accounting benefit arising out of the acquisition of Normal PPS pursuant to the Tender Offer. The amendment will become effective upon execution and delivery by SunTrust and the trustees of SunTrust Preferred Capital I.

SunTrust’s ongoing Tender Offer for certain of its outstanding preferred and hybrid securities, which is scheduled to expire at 11:59 p.m., New York City time, on Friday, June 26 and settle on Tuesday, June 30, is being made pursuant to an Offer to Purchase and related letter of transmittal, as amended, copies of which are available without charge from the Information Agent for the Tender Offer, D.F. King & Co., who may be reached toll-free at (800) 735-3107, and banks and brokers can call collect at (212) 269-5550. This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell securities in the Tender Offer. The Offer to Purchase, as amended, and other related documents were filed with the SEC on Schedule TO on June 1, 2009 and on Amendment No. 3 to Schedule TO filed on June 15, 2009 and may be obtained without charge at the SEC’s internet site (http://www.sec.gov). Holders of eligible securities are urged to read the Offer to Purchase and related letter of transmittal which include important information about the Tender Offer.

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SunTrust Banks, Inc., headquartered in Atlanta, is one of the nation’s largest banking organizations, serving a broad range of consumer, commercial, corporate and institutional clients. As of March 31, 2009, SunTrust had total assets of $179.1 billion and total deposits of $119.0 billion. SunTrust operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic States and a full array of technology-based, 24-hour delivery channels. SunTrust also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries SunTrust provides mortgage banking, insurance, brokerage, investment management, equipment leasing and capital markets services.

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